JPF Securities Law, LLC
17111 KENTON DRIVE, SUITE 100B
CORNELIUS, NC  28031

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September 12, 2007

VIA FEDERAL EXPRESS

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 4561
Washington, DC  20549

ATTN:    Elaine Wolff, Esq.
Branch Chief

Re:        Bluesky Systems, Corp.
Amendment No. 2 to Registration Statement on Form 10-SB,
Filed September 12, 2007
File Number:  000-52548

Gentlemen:

Thank you for your comment letter dated August 14, 2007 (the “Comment Letter”), with respect to the above-captioned Form 10-SB.  We have filed Amendment No. 2 to Form 10-SB/A (the “Form 10-SB/A”) of Bluesky Systems, Corp. (“Bluesky”), which incorporates our responses to your comments, and this letter sets forth each of our responses in outline form below.

For your information, we have filed our revised Form 10-SB/A on the EDGAR system, and have also provided a clean and marked copy to the Staff by overnight courier.

Item 1. Description of Business, page 3

1.
We note your responses to comments one and two of our letter dated May 1, 2007 with the additional disclosure on page three. We note in the second added paragraph on page three, that you will “effectively mitigate these risks through independent voting and compartmentalization of assets and opportunity.”  Please revise to elaborate on the noted disclosure to fully explain how you will mitigate the risks.  For instance, clarify the parties that will conduct the “independent voting” and identify the assets and opportunities will be “compartmentalized”.

Response 1: We believe that it is not in the best interest of our business to formalize these procedures as of yet. We feel that doing so at this point would be premature since we are still in the early stages of developing our company. The following language was added to the third page of the registration statement to more clearly state our plans in this area:

At this point in time we have not formally documented our procedure for compartmentalization of assets between ourselves and our sister companies since all companies are still in the development stage.  Presently, we feel it might be wasted effort to fully outline and document these procedures since they will likely change as the market develops and as the companies mature.  Once we obtain an effective registration statement we plan to initiate the development of these formal rules and procedures.

2.
We note the additional disclosure that you and Axiom III and Moixa III have a “strong relationship.”  Please revise to elaborate on the relationships among the three companies and the nature of the “obvious similarities.”  Also, please revise to quantify the “number of shareholders in common.”

Response 2: Eliminated the phrase “strong relationship” and disclosed that the business plans have a relation. Eliminated the phrase “number of shareholders in common”. Changed the paragraph as follows:

It should be noted that there is a relationship between our company, Axiom III, Inc. and Moixa III, Inc. such assimilarities between business plans and in the individuals operating these organizations. As a result, our business operations and the business operations of Axiom III and Moixa III will not just interact but will greatly affect each other. To some degree, these three companies are competing against each other, and as such could be forced out of business. Since all real estate is unique, these three businesses will compete for the opportunity to select and purchase property. In addition, the three entities will compete for investment capital and skilled management. As an investor, you should be acutely aware of these issues and carefully consider all of the conflicts prior to investing in our company.

3.
We note the additional disclosure on page three that you believe “having three similar entities in the same market provides a competitive edge” to you. It is not clear how that is the case. Please revise to provide the basis for the noted disclosure.

Response 3: We removed all such reference to these words.

4.	We note the additional disclosure on page three that you believe “healthy competition” and “alternatives for investment” is beneficial for you. Please revise to clarify how that is the case.

Response 4: We removed all such reference to these words.

5.
You also disclose that increased competition is “beneficial to consumers.”  Please revise to clarify how increasing competition to benefit customers is relevant to your business. Your further disclose that it “promotes the operation of capitalism.”  Please revise to clarify how your control person operating three companies engaged in the same line of business within the same geographic area “promotes” capitalism and is relevant to your business.

Response 5: We removed all such reference to these words.

6.
We note the additional disclosure on page three that “separating these three entities provides an excellent opportunity for asset protection and diversification of risk to our investors.”  Please revise to provide the basis for the noted disclosure.

Response 6: We removed all such reference to these words.

7.	You disclose on page three that you may be able to list your common stock on the OTCBB. Please revise to clarify that your shares would only be quoted on the OTCBB, if possible.

Response 7: We revised to say that our shares would only be quoted on the OTCBB, if possible.

8.
We note the additional disclosure on page three that a benefit to having your shares public and quoted is that you could use such shares to acquire other businesses.  Please revise to clarify if you would be limited to acquiring only companies in your industry.

Response 8: We revised to clarify that we would not be limited to acquiring only companies in your industry.

9.	Please tell us with a view toward disclosure whether there is any relationship between you or Mr. Bennett and Lessard Property Management, Inc.

Response 9: We disclosed that there is no relationship between us and Lessard and between Mr. Bennett and Lessard.

10.
Please reconcile your disclosure on page 4 that there is no written agreement covering the assignment of rights to manage leases with the disclosure on page 18 that such assignment is governed by an Assignment of Contract Rights and Obligations dated November 29, 2004 (Exhibit 10.2).

Response 10:Eliminated the reference and changed as follows:

The agreement between Lessard and Bennett is a month to month agreement which is automatically renewed but can be terminated by either party with one months notice.  The agreement with Lessard remains in Mr. Bennett’s name, as Lessard required his personal guarantee. Mr. Bennett has assigned the rights in this agreement to us (Exhibit 10.2), and since Mr. Bennett owns roughly 80% of our company, we believe the assignment will continue.

Property Location Procedures, page 5

11.
We note the revised disclosure that your president will perform the detailed market and financial analyses regarding each property you decide to review.  Please revise to clarify the formal training, if any, your president has that would enable him to perform such analyses.

Response 11: We changed the title to secretary and we revised to clarify the formal training our officer has that would enable him to perform such analyses.

Our Financing Procedures, page 7

12.
We note your disclosure that Mr. Bennett personally guaranteed your current acquisition loan and that you “believe we can use this same approach for future purchases.”  Considering Mr. Bennett is a control person, please revise to discuss his intentions to personally guarantee loans for you to make additional purchases.  Further, please revise to disclose whether there are any written agreements concerning Mr. Bennett’s intention to personally guarantee acquisition loans.

Response 12: Eliminated the reference and changed the paragraph to the following:

We will attempt to obtain financing from local banks doing business within the area where we are attempting to purchase property. In the past, our director, Mr. Bennett, has personally guaranteed repayment of debt for property purchases along with necessary corporate guarantees for us as well as for two other companies, Axiom III, Inc. and Moixa III, Inc. We do not have any written agreements now or in the past with Mr. Bennett, obligating him to guarantee repayment of future debt or any of our other obligations. Mr. Bennett is not otherwise under any legal obligation to provide us with capital.

13.	We reissue comment 17 that asked for a discussion explaining how you will finance down payments of property purchases.

Response 13: We added verbiage to a paragraph that now begins with “In order to finance…”

Risk Factors, page 9

We have substantial near-term capital needs,…page10

14.
Please reconcile the disclosure that you estimated need for funds could be as little as $25,000 or as high as $1,000,000 depending on the properties we plan to acquire and the maintenance of current facilities with the disclosure on page 17 that your current level of operations would require capital of approximately $40,000 to sustain operations through year 2007.

Response 14: We reconciled the disclosure in such paragraph.

Item 2. Management’s Discussion and Analysis of Financial Condition, page 12

Liquidity and Capital Resources, page 13

15.
We note the additional disclosure that “your current level of operations would require capital of approximately $40,000 to sustain operations through year 2007 and approximately $35,000 per year thereafter.”  Please revise to clarify that you have no sources of capital in place.

Response 15: We added the verbiage “we have no sources of capital in place”.

16.
We note your response to comment 33 that you have removed the disclosure that references the “offering expenses of $30,000.”  We direct your attention to the last sentence of the fourth paragraph on page 14.  We reissue comment 33.

Response 16: We deleted the last sentence in such paragraph.

Item 5.  Directors and Executive Officers, Promoters and Control Persons, page 21

17.
We note the additional disclosure in the second paragraph of the biographical disclosure of Karol Kapinos. Please provide us with the basis for the noted disclosure.  Also, please revise to explain how his experience with single family homes is relevant.

Response 17: We deleted the first two sentences in the second paragraph.

Item 7. Certain Relationships and Related Transactions, page 23

18.
We note your response to comment 44.  We reissue the comment Item 404(c) of Regulation S-B requires that you identify promoters and discuss all transactions involving such persons.  Please review Rule 405 of Regulation C and revise to identify the promoters of the company without qualifying the disclosure.  In this connection, please include the amount at which assets were acquired and the principle followed in determining such amount.

Response 18: Disclosed that Duane Bennett is our only promoter as defined in Rule 405 of Regulation C. All of Duane Bennett’s related transactions have been disclosed.

Part II

Item 4. Recent Sales of Unregistered Securities, page 26

19.
We note your response to comment 47 that you have corrected the typographical error. We note that you do not include the disclosure of the November 29, 2004 issuance in this section even though it is retained in your Part I disclosure. Please revise to reconcile your disclosure.

Response 19: Added the following paragraph to the recent sales of unregistered securities section:

On November 29, 2004, the Board of Directors authorized a private placement offering in Pennsylvania, through which we issued 2,500,000 shares of our common stock to Northeast Nominee Trust, of which our director Duane Bennett is the beneficiary, in exchange for 100% ownership of School Street 2nd Corporation, which in turn owns title to the two-story apartment building located at 192 School Street.

20.
We note your response to comment 5 that the issued shares to several individuals who also provided similar services to Axiom III and Moixa III were specific to you.  Considering your management is privy to the information obtained by Axiom III and Moixa III and that all three companies operate the same type of business within the same geographic area, please revise to clarify how the information is specific to you.

Response 20:The information you are referencing is a confidential communication between an advisor and their client. We are not privy to the information that was prepared for Axiom III and Moixa III so we have no way of knowing how it differs from the documents that were prepared for us. We assume it is different since we were told by our advisor that it was customized and tailor made for our company but without access to those documents we have no way of knowing/comparing.

If you have any further questions or comments, please feel free to contact me.

Sincerely,

/s/ Jared P. Febbroriello
Jared P. Febbroriello